Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

03 JUL -9 7:21

FACSIMILE

82-1565

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING – Company Secretary**
Date:	**8 July 2003**
SUBJECT:	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**5 pages (including cover sheet)**

SUPPL

Compulsory acquisition of Goodman Fielder options completed

Please see attached copy of announcement released to the Australian Stock Exchange today.

Yours sincerely




03024390

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

dw 7/9

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

8 July, 2003

Mr. Graham Gates
Announcements Officer
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Compulsory acquisition of Goodman Fielder options completed

BPC1 Pty Limited (**Burns Philp**) (a wholly owned subsidiary of Burns, Philp & Company Limited) refers to its off-market takeover bid for all the ordinary shares in Goodman Fielder Limited (**Goodman Fielder**) which closed at 7.00pm (Sydney time) on 28 March 2003.

Burns Philp announces that it has earlier today, in accordance with section 666B of the Corporations Act, completed the process for compulsorily acquiring all outstanding Goodman Fielder options and that all Goodman Fielder options have now been cancelled.

Copies of a letter and a claim form(s) being dispatched today to the former Goodman Fielder optionholders are attached.

As Options Compulsory Acquisition has been completed, payments to those Goodman Fielder optionholders who accepted the Options Offer and are entitled to a Top Up Amount, or who accepted the Buy Out Offer, will be dispatched tomorrow.

Yours sincerely



HELEN GOLDING
Company Secretary

Encl.



Goodman Fielder Limited
ACN 000 003 958
Level 23, 56 Pitt Street
Sydney NSW 2000
GPO Box 543
Sydney NSW 2001
Telephone 61 2 9259 1111
Facsimile 61 2 9247

8 July 2003

Dear former Goodman Fielder optionholder

Options formerly held by you in Goodman Fielder Limited

According to our records, you were one of the Goodman Fielder optionholders whose options were subject to the "compulsory acquisition" regime applying to Goodman Fielder options. As the steps involved in this process have been completed, you are no longer a Goodman Fielder optionholder.

Burns Philp has provided the consideration due to you for your Goodman Fielder options to Goodman Fielder who is currently holding that consideration on trust for you pending your instructions. The details of the Goodman Fielder options you held together with the consideration to which you are entitled are set out in the attached Claim Form.

If your address is in New Zealand, the consideration due to you was converted from $A to $NZ on the basis of the wholesale market spot rate published in the *Australian Financial Review* on 28 May 2003, unless you elected to receive Australian dollars in accordance with the notice sent to you under the cover of a letter to you dated 28 May 2003.

We cannot transfer the consideration to you without your formal instructions. Accordingly, would you please complete the attached Claim Form and return it using the reply paid envelope enclosed. Once the Claim Form is returned, the consideration will be paid to you. If your address has changed or you would like the consideration forwarded to another address, please cross out the current address and specify the other address on the Claim Form.

Please note that if you do not claim the consideration before March 2005, your consideration will be transferred to the Australian Securities and Investments Commission (**ASIC**) and ASIC will hold the consideration in an unclaimed money account (you will still be entitled to obtain the cash consideration from ASIC for a further period of 6 years).

We strongly encourage you to complete and return the Claim Form and claim your consideration as soon as possible.

If you have any queries in relation to this process, please call the Burns Philp Information Line on 1300 888 943 (callers in Australia) or 0800 006 675 (callers in New Zealand) or +612 9240 7512 (callers outside Australia and New Zealand).

Yours sincerely

Helen Golding
Company Secretary

GOODMAN FIELDER OPTION COMPULSORY ACQUISITION CLAIM FORM

This form relates to the consideration to which you are entitled as a result of the compulsory acquisition of your Goodman Fielder Limited ("GMF") options by BPC1 Pty Limited ("Burns Philp")

To:

Number of GMF options formally held by you:

Exercise Price	Expiry Date	Number of GMF options	Consideration per GMF option	Consideration Amount
A$1.95	22 December 2007		A$0.1817	A$
A$2.39	31 March 2008		A$0.1229	A$
A$2.10	22 December 2008		A$0.1717	A$
		Cash amount to which you are entitled:		A$

Please read the instructions set out below to claim your consideration.

I, the undersigned, being the former holder of the number of GMF options shown above, hereby claim the consideration paid by Burns Philp for those options and request GMF to transfer the consideration to me at the address specified above.

Signature　　　　　　　　　　　　　　　　Date

Instructions:

(1) **Sign and date** this Claim Form where indicated above.

(A) **Personal signature** – You must sign the Claim Form personally unless you follow the power of attorney procedure outlined below.

(B) **Power of attorney** - If this Claim Form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of this power. A copy of the power of attorney must be attached to this Claim Form when you return it.

(C) **Deceased estates** - If this Claim Form is signed on behalf of a deceased estate, a copy of the probate, letters of administration or a certificate of grant accompanied (where required by law for the purposes of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in the terms of section 1071B(9)(b) of the Corporations Act 2001, should be attached to this Claim Form.

(2) **Returning the Claim Form** – Former GMF optionholders should return this Claim Form and any other documents required by these instructions to ASX Perpetual Registrars in the enclosed reply paid envelope or to Locked Bag A14, Sydney NSW 1232.

(3) **Queries** – If you have any queries in relation to this Claim Form or in relation to the compulsory acquisition of the GMF options formerly held by you, please call the Burns Philp Information Line on 1300 888 943 (callers in Australia), 0800 006 675 (callers in New Zealand) or +61 2 9240 7512 (callers outside Australia and New Zealand).

GOODMAN FIELDER OPTION COMPULSORY ACQUISITION CLAIM FORM

This form relates to the consideration to which you are entitled as a result of the compulsory acquisition of your Goodman Fielder Limited ("GMF") options by BPC1 Pty Limited ("Burns Philp")

To:

Number of GMF options formally held by you:

Exercise Price	Expiry Date	Number of GMF options	Consideration per GMF option	Consideration Amount
A$1.95	22 December 2007		A$0.1817	A$
A$2.39	31 March 2008		A$0.1229	A$
A$2.10	22 December 2008		A$0.1717	A$
			Cash amount to which you are entitled:	A$
			Exchange Rate A$1.00 =	NZ$
			NZ$ Cash amount to which you are entitled:	NZ$

Please read the instructions set out below to claim your consideration.

I, the undersigned, being the former holder of the number of GMF options shown above, hereby claim the consideration paid by Burns Philp for those options and request GMF to transfer the consideration to me at the address specified above.

Signature Date

Instructions:

(1) **Sign and date** this Claim Form where indicated above.

(A) **Personal signature** – You must sign the Claim Form personally unless you follow the power of attorney procedure outlined below.

(B) **Power of attorney** - If this Claim Form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of this power. A copy of the power of attorney must be attached to this Claim Form when you return it.

(C) **Deceased estates** - If this Claim Form is signed on behalf of a deceased estate, a copy of the probate, letters of administration or a certificate of grant accompanied (where required by law for the purposes of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in the terms of section 1071B(9)(b) of the Corporations Act 2001, should be attached to this Claim Form.

(2) **Returning the Claim Form** – Former GMF optionholders should return this Claim Form and any other documents required by these instructions to ASX Perpetual Registrars in the enclosed reply paid envelope or to Locked Bag A14, Sydney NSW 1232.

(3) **Queries** – If you have any queries in relation to this Claim Form or in relation to the compulsory acquisition of the GMF options formerly held by you, please call the Burns Philp Information Line on 1300 888 943 (callers in Australia), 0800 006 675 (callers in New Zealand) or +61 2 9240 7512 (callers outside Australia and New Zealand).

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING – Company Secretary**
Date:	**4 July 2003**
SUBJECT:	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**11 pages (including cover sheet)**

CAPITAL NOTES – LETTER TO NOTEHOLDERS/DISCLOSURE OF DIRECTORS RELEVANT INTEREST

Please see attached copy of announcements released to the Australian Stock Exchange today.

Yours sincerely



HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

4 July, 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

CAPITAL NOTES – LETTER TO NOTEHOLDERS/DISCLOSURE OF DIRECTORS RELEVANT INTEREST

Pursuant to Listing Rule 3.1 we enclose copies of announcements made by Goodman Finance Limited (a wholly owned subsidiary of Burns Philp & Company Limited) to the New Zealand Exchange Limited, in relation to:

1. Letters to Noteholders; and

2. Disclosure of Directors Relevant Interest.

Yours faithfully



HELEN GOLDING
Company Secretary

Encl

Burns Philp

GOODMAN FINANCE LIMITED

REGISTERED ADDRESS:
54 PONSONBY ROAD
PO BOX 3974
AUCKLAND 1
NEW ZEALAND

CONTACT DETAILS:
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA
TEL: +612 9259 1111
FAX: +612 9247 3272

4 July 2003

Market Information Services Section
New Zealand Exchange Limited
Level 9, ASB Bank Tower
2 Hunter Street
WELLINGTON
NEW ZEALAND

CAPITAL NOTES – LETTERS TO NOTEHOLDERS

Pursuant to Listing Rule 10.8.2 Goodman Finance Limited (a wholly owned subsidiary of Burns, Philp & Company Limited) encloses the following:

1. Letter being sent to 5 Year Capital Noteholders; and

2. Letter being sent to 8 Year Capital Noteholders.

Yours faithfully



HELEN GOLDING
Company Secretary
Burns, Philp & Company Limited

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: +612 9259 1111
FAX: +612 9247 3272

GOODMAN FINANCE LIMITED

54 PONSONBY ROAD
PO BOX 3974
AUCKLAND 1
NEW ZEALAND

4 July 2003

Dear Investor

On behalf of the Board of Goodman Finance Limited (a wholly owned subsidiary of Burns, Philp & Company Limited) I would like to thank you for investing in the Capital Notes of Goodman Finance Limited.

Enclosed is a Summary of the Conditions of the Five Year Capital Notes which we are required to provide to you under the New Zealand Exchange Listing Rules.

Any enquiries in relation to your noteholding should be directed to the Registrar at the following address:

Computershare Investor Services Limited
Private Bag 92-119
Auckland
Tel: 09 488 8777
Fax: 07 488 8787

Yours faithfully



Helen Golding
Company Secretary
Burns, Philp & Company Limited

GOODMAN FINANCE LIMITED - FIVE YEAR CAPITAL NOTES

Summary of Conditions

The Five Year Capital Notes (the "Capital Notes") are constituted under the Trust Deed dated 30 April 2003 (the "Trust Deed") between Goodman Finance Limited (the "Company"), Burns Philp & Company Limited ("BPC") and The New Zealand Guardian Trust Company Limited (the "Trustee"). The Capital Notes are unsecured, fixed interest debt obligations of the Company and they are issued with the benefit of, and subject to the terms and conditions of, the Trust Deed and the Conditions set out therein.

Please note that this is a summary only of the Conditions attaching to the Capital Notes. The Conditions and all other provisions relating to the Capital Notes are set out in full in the Trust Deed.

Words and expressions defined in the Trust Deed (including the Conditions) and not otherwise defined in this summary have the same meaning when used in this summary.

Interest on the Capital Notes

Subject to the Conditions, interest on the Capital Notes will be paid at a rate of 9.75% per annum and will accrue from the date of allotment. Interest will be paid on 15 March, 15 June, 15 September and 15 December in each year with the first payment due on 15 December 2003.

Principal Undertakings

The Company's principal undertakings to the Trustee on behalf of Noteholders under the Trust Deed are:

(a) to pay interest on the Capital Notes in accordance with Condition 3, but subject to Condition 2.2 and subject to the Company's right to suspend the payment of interest in the circumstances described in Condition 3.2;

(b) in Liquidation of the Company and upon Commencement of Liquidation of the Company, to redeem the Capital Notes by payment of the Liquidation Amount in accordance with Condition 2.2; and

(c) prior to the Election Date to provide written notice to each Noteholder specifying:

  (i) the proportion (if any) of the outstanding Capital Notes to be compulsorily redeemed or purchased in accordance with Conditions 4.3(c) and (d); and

  (ii) the new conditions as to Interest Rate, Interest Dates, Election Date and otherwise.

BPC as issuer of Ordinary Shares on the redemption of Capital Notes has also given certain undertakings to the Trustee. Most importantly, BPC has covenanted to issue Ordinary Shares in accordance with the Conditions and otherwise to comply with the obligations expressed to be assumed by it in the Conditions.

Unpaid Interest

The Trust Deed provides that interest may be suspended (and the Company will be obliged to suspend the payment of interest) in whole or in part in respect of either or both Tranches of Capital Notes in certain circumstances and that the Trustee will be advised of such suspension. Non-payment of interest does not constitute a default by the Company and does not give rise to any right to accelerate payment of any amount due under the Capital Notes or to claim under any of the Guarantees.

Election Procedure

The Capital Notes will have an initial Election Date of 15 December 2008. Not later than the date falling 13 Business Days before and including the Election Date, the Noteholder must elect:

(a) the Capital Notes in respect of which the Noteholder accepts the New Conditions; and

(b) the Capital Notes in relation to which the Noteholder does not accept the New Conditions and which the Noteholder wishes to have redeemed in accordance with Condition 4.3(b) on the Election Date.

No later than 10 Business Days before and including the Election Date, the Company (at its discretion) may elect, to redeem (by way of payment of cash or by the issue of Ordinary Shares by BPC) or purchase (by way of payment of cash by itself or a Subsidiary of BPC) all, or any part, of the Capital Notes. Where Capital Notes are to be redeemed by payment in cash, the Noteholder will receive an amount equal to the Principal Amount and Accrued Interest and Unpaid Interest then owing (or the corresponding proportion). The Company's election may be made irrespective of any election made by a Noteholder. The Ordinary Shares to be issued on the redemption of those Capital Notes will be issued in accordance with a formula based on the Principal Amount and Accrued Interest and Unpaid Interest then owing and the New Zealand Dollar Equivalent of the amount which is determined by the Company to be 95% of the weighted average sale price of an Ordinary Share sold on the Australian Stock Exchange during the period of 10 Business Days immediately prior to the Election Date (and adjusted to eliminate the effect of any dividend entitlement, share buyback or similar transaction reflected in the price but to which a Noteholder would not be entitled). The New Zealand Dollar Equivalent means at any date, in relation to an amount denominated in Australian dollars, the amount in New Zealand Dollars which is equal to that amount calculated at the spot rate of exchange for those currencies quoted to the Company by its bankers for value on the relevant date.

Noteholders may also be entitled to require the Company to purchase or redeem Capital Notes where a general offer to purchase shares in BPC is made and a person or persons become entitled to acquire all of the shares in the Company or exercise all of the votes attaching to Ordinary Shares. These rights are set out in Condition 4.5.

Limited rights of redemption by Noteholders

Each Capital Note has no fixed maturity or redemption date and the only rights of redemption prior to the Commencement of Liquidation are as summarised above.

The only right of the Trustee or a Noteholder to require redemption of the Capital Notes prior to the Election Date is on the Commencement of Liquidation of the Company, being where a liquidator or statutory manager is appointed to the Company or the Company is otherwise dissolved or removed from the register of companies.

Early Redemption by Company

The Company may, at any time after 5 May 2004, upon 45 days' notice to a Noteholder redeem all or any portion of the Capital Notes. If the Company redeems a portion of the Capital Notes only, it will do so on a pro rata basis.

No remedy for breach

Each of the Company and BPC has provided limited representations, warranties and covenants in the Trust Deed. The Trustee and Noteholders have no remedies against the Company, BPC or any Guarantor for a breach of any representation, warranty or covenant contained in the Trust Deed, the Conditions or any Deed of Guarantee except remedies provided at law.

Transfers

Subject to the terms of the Trust Deed and applicable securities laws and regulations, the Capital Notes may be transferred in minimum Principal Amounts of $1,000 or such lesser amount as the Company may from time to time permit, provided that, following any such transfer, the transferee holds Capital Notes with a minimum Principal Amount of $5,000 per Tranche.

Transfers of Capital Notes may be effected by:

- a written instrument of transfer in any usual or common form signed by the Transferor and the Transferee; or
- means of the FASTER system operated by NZX (formerly the New Zealand Stock Exchange); or
- any other method of transfer of marketable securities which is not contrary to any law and which may be operated in accordance with any listing rules, and which is approved by the Company.

In the circumstances specified in Condition 5.12, the Company has the power to compulsorily acquire and sell the Capital Notes held by a Noteholder.

Notices

The Company is obliged to send to the Noteholder certain notices and other information at the Noteholder's address recorded in the Register of Capital Notes. These notices are important and the Noteholder is advised to notify the Registrar promptly of a change of address.

Guarantee

The Company's obligations in respect of the Capital Notes are guaranteed on an unsecured, subordinated basis by BPC and certain Subsidiaries of BPC incorporated in Australia, New Zealand and the United States of America which have gross revenues from non-Group Members of greater than A$10,000,000 (or equivalent) in a financial year.

Subordination

The Trust Deed and the Conditions and each Deed of Guarantee contain provisions which defer in priority payments on the Capital Notes and under the relevant Deed of Guarantee and otherwise limit the rights of the Noteholders, and the Trustee on their behalf, in a manner consistent with the unsecured, subordinated nature of the indebtedness under the Capital Notes and the Deeds of Guarantee. The duties and liabilities of the Trustee are limited accordingly. The Noteholder is deemed to be aware of, and to have accepted and agreed to be bound by, such provisions and all other terms and conditions of the Trust Deed and the Conditions and each Deed of Guarantee.

The Capital Notes and the Eight Year Notes issued by the Company and also listed on the NZX rank pari passu and without priority or preference among themselves.

Register

The Register is the sole and conclusive record of each Capital Note and as to the person entitled to the Capital Note. Accordingly, this summary is not an instrument of title and does not give to the Noteholder any rights independent from the rights contained in the Trust Deed or the Conditions and is conditional upon the terms and conditions set out in the Trust Deed and the Conditions.

The Registrar for the Capital Notes is Computershare Investor Services Limited, Private Bag 92119, Auckland.

Copies of the Trust Deed and the Deeds of Guarantee may be obtained free of charge by contacting the registered office of the Company or viewed on the Companies Office website at www.companies.govt.nz.

Payments

All payments will be made to Noteholders net of any taxes which are required to be deducted at law.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: +612 9259 1111
FAX: +612 9247 3272

GOODMAN FINANCE LIMITED

54 PONSONBY ROAD
PO BOX 3974
AUCKLAND 1
NEW ZEALAND

4 July 2003

Dear Investor

On behalf of the Board of Goodman Finance Limited (a wholly owned subsidiary of Burns, Philp & Company Limited) I would like to thank you for investing in the Capital Notes of Goodman Finance Limited.

Enclosed is a Summary of the Conditions of the Eight Year Capital Notes which we are required to provide to you under the New Zealand Exchange Listing Rules.

Any enquiries in relation to your noteholding should be directed to the Registrar at the following address:

Computershare Investor Services Limited
Private Bag 92-119
Auckland
Tel: 09 488 8777
Fax: 07 488 8787

Yours faithfully



Helen Golding
Company Secretary
Burns, Philp & Company Limited

GOODMAN FINANCE LIMITED - EIGHT YEAR CAPITAL NOTES

Summary of Conditions

The Eight Year Capital Notes (the "Capital Notes") are constituted under the Trust Deed dated 30 April 2003 (the "Trust Deed") between Goodman Finance Limited (the "Company"), Burns Philp & Company Limited ("BPC") and The New Zealand Guardian Trust Company Limited (the "Trustee"). The Capital Notes are unsecured, fixed interest debt obligations of the Company and they are issued with the benefit of, and subject to the terms and conditions of, the Trust Deed and the Conditions set out therein.

Please note that this is a summary only of the Conditions attaching to the Capital Notes. The Conditions and all other provisions relating to the Capital Notes are set out in full in the Trust Deed.

Words and expressions defined in the Trust Deed (including the Conditions) and not otherwise defined in this summary have the same meaning when used in this summary.

Interest on the Capital Notes

Subject to the Conditions, interest on the Capital Notes will be paid at a rate of 9.95% per annum and will accrue from the date of allotment. Interest will be paid on 15 February, 15 May, 15 August and 15 November in each year with the first payment due on 15 November 2003.

Principal Undertakings

The Company's principal undertakings to the Trustee on behalf of Noteholders under the Trust Deed are:

(a) to pay interest on the Capital Notes in accordance with Condition 3, but subject to Condition 2.2 and subject to the Company's right to suspend the payment of interest in the circumstances described in Condition 3.2;

(b) in Liquidation of the Company and upon Commencement of Liquidation of the Company, to redeem the Capital Notes by payment of the Liquidation Amount in accordance with Condition 2.2; and

(c) prior to the Election Date to provide written notice to each Noteholder specifying:

   (i) the proportion (if any) of the outstanding Capital Notes to be compulsorily redeemed or purchased in accordance with Conditions 4.3(c) and (d); and

   (ii) the new conditions as to Interest Rate, Interest Dates, Election Date and otherwise.

BPC as issuer of Ordinary Shares on the redemption of Capital Notes has also given certain undertakings to the Trustee. Most importantly, BPC has covenanted to issue Ordinary Shares in accordance with the Conditions and otherwise to comply with the obligations expressed to be assumed by it in the Conditions.

Unpaid Interest

The Trust Deed provides that interest may be suspended (and the Company will be obliged to suspend the payment of interest) in whole or in part in respect of either or both Tranches of Capital Notes in certain circumstances and that the Trustee will be advised of such suspension. Non-payment of interest does not constitute a default by the Company and does not give rise to any right to accelerate payment of any amount due under the Capital Notes or to claim under any of the Guarantees.

Election Procedure

The Capital Notes will have an initial Election Date of 15 November 2011. Not later than the date falling 13 Business Days before and including the Election Date, the Noteholder must elect:

(a) the Capital Notes in respect of which the Noteholder accepts the New Conditions; and

(b) the Capital Notes in relation to which the Noteholder does not accept the New Conditions and which the Noteholder wishes to have redeemed in accordance with Condition 4.3(b) on the Election Date.

No later than 10 Business Days before and including the Election Date, the Company (at its discretion) may elect, to redeem (by way of payment of cash or by the issue of Ordinary Shares by BPC) or purchase (by way of payment of cash by itself or a Subsidiary of BPC) all, or any part, of the Capital Notes. Where Capital Notes are to be redeemed by payment in cash, the Noteholder will receive an amount equal to the Principal Amount and Accrued Interest and Unpaid Interest then owing (or the corresponding proportion). The Company's election may be made irrespective of any election made by a Noteholder. The Ordinary Shares to be issued on the redemption of those Capital Notes will be issued in accordance with a formula based on the Principal Amount and Accrued Interest and Unpaid Interest then owing and the New Zealand Dollar Equivalent of the amount which is determined by the Company to be 95% of the weighted average sale price of an Ordinary Share sold on the Australian Stock Exchange during the period of 10 Business Days immediately prior to the Election Date (and adjusted to eliminate the effect of any dividend entitlement, share buyback or similar transaction reflected in the price but to which a Noteholder would not be entitled). The New Zealand Dollar Equivalent means at any date, in relation to an amount denominated in Australian dollars, the amount in New Zealand Dollars which is equal to that amount calculated at the spot rate of exchange for those currencies quoted to the Company by its bankers for value on the relevant date.

Noteholders may also be entitled to require the Company to purchase or redeem Capital Notes where a general offer to purchase shares in BPC is made and a person or persons become entitled to acquire all of the shares in the Company or exercise all of the votes attaching to Ordinary Shares. These rights are set out in Condition 4.5.

Limited rights of redemption by Noteholders

Each Capital Note has no fixed maturity or redemption date and the only rights of redemption prior to the Commencement of Liquidation are as summarised above.

The only right of the Trustee or a Noteholder to require redemption of the Capital Notes prior to the Election Date is on the Commencement of Liquidation of the Company, being where a liquidator or statutory manager is appointed to the Company or the Company is otherwise dissolved or removed from the register of companies.

Early Redemption by Company

The Company may, at any time after 5 May 2004, upon 45 days' notice to a Noteholder redeem all or any portion of the Capital Notes. If the Company redeems a portion of the Capital Notes only, it will do so on a pro rata basis.

No remedy for breach

Each of the Company and BPC has provided limited representations, warranties and covenants in the Trust Deed. The Trustee and Noteholders have no remedies against the Company, BPC or any Guarantor for a breach of any representation, warranty or covenant contained in the Trust Deed, the Conditions or any Deed of Guarantee except remedies provided at law.

Transfers

Subject to the terms of the Trust Deed and applicable securities laws and regulations, the Capital Notes may be transferred in minimum Principal Amounts of $1,000 or such lesser amount as the Company may from time to time permit, provided that, following any such transfer, the transferee holds Capital Notes with a minimum Principal Amount of $5,000 per Tranche.

Transfers of Capital Notes may be effected by:

- a written instrument of transfer in any usual or common form signed by the Transferor and the Transferee; or
- means of the FASTER system operated by NZX (formerly the New Zealand Stock Exchange); or
- any other method of transfer of marketable securities which is not contrary to any law and which may be operated in accordance with any listing rules, and which is approved by the Company.

In the circumstances specified in Condition 5.12, the Company has the power to compulsorily acquire and sell the Capital Notes held by a Noteholder.

Notices

The Company is obliged to send to the Noteholder certain notices and other information at the Noteholder's address recorded in the Register of Capital Notes. These notices are important and the Noteholder is advised to notify the Registrar promptly of a change of address.

Guarantee

The Company's obligations in respect of the Capital Notes are guaranteed on an unsecured, subordinated basis by BPC and certain Subsidiaries of BPC incorporated in Australia, New Zealand and the United States of America which have gross revenues from non-Group Members of greater than A$10,000,000 (or equivalent) in a financial year.

Subordination

The Trust Deed and the Conditions and each Deed of Guarantee contain provisions which defer in priority payments on the Capital Notes and under the relevant Deed of Guarantee and otherwise limit the rights of the Noteholders, and the Trustee on their behalf, in a manner consistent with the unsecured, subordinated nature of the indebtedness under the Capital Notes and the Deeds of Guarantee. The duties and liabilities of the Trustee are limited accordingly. The Noteholder is deemed to be aware of, and to have accepted and agreed to be bound by, such provisions and all other terms and conditions of the Trust Deed and the Conditions and each Deed of Guarantee.

The Capital Notes and the Five Year Notes issued by the Company and also listed on the NZX rank pari passu and without priority or preference among themselves.

Register

The Register is the sole and conclusive record of each Capital Note and as to the person entitled to the Capital Note. Accordingly, this summary is not an instrument of title and does not give to the Noteholder any rights independent from the rights contained in the Trust Deed or the Conditions and is conditional upon the terms and conditions set out in the Trust Deed and the Conditions.

The Registrar for the Capital Notes is Computershare Investor Services Limited, Private Bag 92119, Auckland.

Copies of the Trust Deed and the Deeds of Guarantee may be obtained free of charge by contacting the registered office of the Company or viewed on the Companies Office website at www.companies.govt.nz.

Payments

All payments will be made to Noteholders net of any taxes which are required to be deducted at law.

Burns Philp

GOODMAN FINANCE LIMITED

REGISTERED ADDRESS:
54 PONSONBY ROAD
PO BOX 3974
AUCKLAND 1
NEW ZEALAND

CONTACT DETAILS:
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA
TEL: +612 9259 1111
FAX: +612 9247 3272

4 July 2003

Market Information Services Section
New Zealand Exchange Limited
Level 9, ASB Bank Tower
2 Hunter Street
WELLINGTON
NEW ZEALAND

CAPITAL NOTES – DISCLOSURE OF DIRECTORS RELEVANT INTEREST

Pursuant to Listing Rule 10.9.3 Goodman Finance Limited (a wholly owned subsidiary of Burns, Philp & Company Limited) encloses a Notice of Disclosure of Directors Initial Relevant Interest by Mr. Allen Philip Hugli.

Yours faithfully



HELEN GOLDING
Company Secretary
Burns, Philp & Company Limited

Disclosure of Initial Director Relevant Interests

(Disclosure in accordance with LR 10.9.3)

Name of Listed Issuer:	Goodman Finance Limited	
Name of Director:	Allen Philip Hugli	
Date of Appointment:	9 December 2002	
Date of Disclosure:	4 July 2003	
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.)*	Subscription for $20,000 of Five Year Capital Notes	
Class of Security to which Relevant Interest Relates: *(Identify which class of security each type of Relevant Interest relates to.)*	Five Year Capital Notes and/or Eight Year Capital Notes	
No. of Securities Held: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	Beneficial - Five Year Capital Notes	$20,000
	Beneficial – Eight Year Capital Notes	Nil
	Non-beneficial – Five Year Capital Notes	Nil
	Non-beneficial – Eight Year Capital Notes	Nil

I confirm that the details set out above are true and correct.

Signed



Allen Hugli

Date: 4 July 2003

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